Exhibit 35.3

SUBSERVICER COMPLIANCE STATEMENT

NAVIENT SOLUTIONS, LLC
2001 Edmund Halley Drive
Reston, VA 20191

Pursuant to Section 11.03 of the Amended and Restated Omnibus Subservicing Agreement dated February 8, 2016 among Great Lakes Educational Loan Services, Inc. ("Subservicer"), Navient Solutions, LLC (formerly known as Navient Solutions, Inc.) as the master servicer and administrator (the "Servicing Agreement"), the undersigned certifies that (a) a review of the Subservicer's activities during the period from January 1,2016 through December 31 , 2016, and of its performance under the Servicing Agreement, has been made under my supervision; and (b) to the best of my knowledge, based on such review, the Subservicer has fulfilled all of its obligation under the Servicing Agreement, in all material respects, during such period.

GREAT LAKES EDUCATIONAL LOAN SERVICES, INC.

/s/ Tammy Kielhofer
Tammy Kielhofer
Chief Servicing Officer

March 6, 2017